WISeKey International Holding AG

Insider Trading Policy

As of April 10, 2025

Table of Contents

1. Introduction	3
2. Definitions	3
3. Scope	5
4. Trading Restrictions	6
5. Blackout Periods	6
6. Insider Lists	7
7. Prohibited Transactions	8
8. Post-Termination Transactions	8
9. Penalties for Violations	8
10. Contact Details	9
ACKNOWLEDGMENT AND CERTIFICATION	10
Annex A.	11

1.	Introduction

This document sets forth the Insider Trading Policy (the “Policy”) of WISeKey International Holding AG and its direct and indirect subsidiaries (collectively, “WIHN” and/or the “Company”). The Policy establishes the policies and procedures that govern trading and causing the trading of WIHN securities by WHN personnel and other persons defined below as Covered Persons.

This Policy has been adopted by WIHN to fulfill its obligations as a publicly listed company on the SIX Swiss Exchange (SIX) and, through its American Depositary Shares (ADSs), on NASDAQ in the United States, and to ensure compliance with applicable insider trading laws and regulations, including those under the SIX Regulatory Framework, the Swiss Financial Market Supervisory Authority (FINMA), the Swiss Financial Market Infrastructure Act (FinMIA), and United States federal securities laws.

It is important that all WIHN personnel review the Policy carefully. Non-compliance with the Policy is grounds for disciplinary action, including and up to immediate termination. Failure to comply with the policies and procedures set forth below may constitute a violation of applicable insider trading laws in Switzerland and/or the United States, leading to potential civil and criminal penalties on that person.

This Policy may be reviewed and updated from time-to-time as appropriate or as required by applicable law. We refer you to the contact details in Section 10 of this Policy for any questions or support in understanding this Policy and its application to you.

2.	Definitions

(a)	Covered Persons – Directors, officers and employees, including temporary or short-term employees, of WIHN (whether located in or outside Switzerland and the United States) and their immediate family members, agents and advisors. Covered Persons also include: (i) any family members who reside in the same household with the director, officer or employee and any family members of the director, officer or employee who do not live in the same household but whose transactions in WIHN Securities are directed by, or subject to the influence or control of, the director, officer or employee; (ii) corporations or other business entities controlled by the Covered Persons; and (iii) trusts in which the Covered Persons act as a trustee or otherwise have investment control (collectively, “Controlled Covered Persons”). The term “immediate family” for purposes of this section shall mean any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, and shall include adoptive relationships.

(b)	FinMIA –Swiss Federal Act on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading of 19 June 2015 (SR 958.1).

(c)	Insider Trading – The purchase, sale or transfer of securities of publicly held companies while in possession of Material Non-Public information.

(d)	Material – Information is considered material as it relates to any company if there is a substantial likelihood that a reasonable investor would consider the information important in making a decision to buy, hold or sell securities of such company. Materiality involves a relatively low threshold. Any information that could be expected to affect the price of a company’s ordinary shares (or any other securities that derives its value from such securities), whether positive or negative, should be considered material. We refer you to Annex A. for a non-exhaustive list of examples of information generally regarded as material.

Material information is not limited to historical facts but may also include projections and forecasts. With respect to a future event, such as a merger, acquisition or introduction of a new product, the point at which negotiations or product development are determined to be material is determined by balancing the probability that the event will occur against the magnitude of the effect the event would have on a company's operations or stock price should it occur. Thus, information concerning an event that would have a large effect on stock price, such as a merger, may be material even if the possibility that the event will occur is relatively small.

(e)	Non-Public - By default, information should be considered non-public unless it has undergone proper public disclosure. Public disclosure generally means the disclosure of the information in a regulatory filing (such as WIHN’s annual report on Form 20-F or current reports on Form 6-K with the Securities and Exchange Commission (the “SEC”) or otherwise released broadly to the marketplace making it generally available to investors (such as by a press release, notably the issuance in accordance with the ad hoc publicity requirements under Article 53 of the SIX Listing Rules). More limited dissemination of the information, such as in a company communication to employees (even if it is to all employees generally) does not qualify as public disclosure. Neither partial disclosure (disclosure of part of the information), nor the existence of rumors, is sufficient to consider the information to be public. To be public the information must have been disseminated in a manner designed to reach investors generally, and the investors must be given the opportunity to absorb the information. Even after public disclosure of information about the Company, you must wait until the close of business on the second Trading Day after the information was publicly disclosed before you can treat the information as public.

(f)	WIHN Securities – WIHN A shares, WIHN B shares, preferred shares, bonds, notes and debentures, but also options, warrants and similar instruments which are exercisable, exchangeable or convertible into WIHN Securities. This definition also includes American Depositary Shares (ADSs), each of which represents a specified number of WIHN Class B shares and is listed for trading on NASDAQ.

(g)	SEC – U.S Securities and Exchange Commission, and any successor thereto.

(h)	SIX – SIX Swiss Exchange AG, and any successor thereto.

(i)	SIX Regulatory Framework – Refers to the set of binding rules, directives, notices, and guidelines issued or administered by SIX Exchange Regulation AG, which govern the obligations of issuers whose securities are listed on the SIX Swiss Exchange. This framework includes, among others, the Listing Rules, the Directive on Ad hoc Publicity, the Directive on the Disclosure of Management Transactions, the Directive on Corporate Governance, and the Directive on Regular Reporting Obligations, as well as any additional rules, circulars, or official communiqués published by SIX Exchange Regulation in the context of issuer regulation. These instruments are designed to promote transparency, ensure fair market conduct, and uphold the integrity of the Swiss capital market.

(j)	Trading Day – For purposes of this Policy, a “Trading Day” shall mean any day on which either the NASDAQ Stock Market or the SIX Swiss Exchange is open for trading. Where a specific provision of this Policy refers to disclosure or trading activities linked to one listing venue (e.g., SEC reporting for NASDAQ or ad hoc publicity for SIX), the relevant exchange’s trading calendar shall apply. In all other cases, if one exchange is closed but the other is open, that day shall still be considered a Trading Day for purposes of this Policy.

(k)	WIHN Securities – WIHN A shares, WIHN B shares, preferred shares, bonds, notes and debentures, but also options, warrants and similar instruments which are exercisable, exchangeable or convertible into WIHN Securities. This definition also includes American Depositary Shares (ADSs), each of which represents a specified number of WIHN Class B shares and is listed for trading on NASDAQ.

3.	Scope

This Policy applies to Covered Persons regardless of their operating location, the duration of their service or role within the Company.

Each Covered Person is responsible for making sure that they comply with this Policy, and that any family member, household member or entity whose transactions are subject to this Policy (as discussed above) also comply with this Policy.

The Company may also determine that other persons should be subject to this Policy, such as contractors or consultants who have access to Material Non-Public information.

Any Covered Person who believes that a violation of this Policy has taken place shall report such violation promptly to the contact details mentioned in Section 10. If Material Non-Public information regarding the Company is inadvertently disclosed, no matter what the circumstances, by any Covered Person, the person making or discovering that disclosure should immediately report the facts to the contact details in Section 10.

4.	Trading Restrictions

Any Covered Person who possesses knowledge of any Material Non-Public information concerning WIHN is prohibited from (i) trading in WIHN Securities, (ii) advising others to trade or to refrain from trading in WIHN Securities (even though the Material Non-Public information that provides the basis for the advice is not disclosed to the person), (iii) disclosing the Material Non-Public information to any other person for the purpose of enabling such person to trade or to refrain from trading in WIHN Securities, (iv) making any recommendations or express any opinions as to trading in the WIHN securities to any other person on the basis of Material Non-Public information.

For clarity, the aforementioned restrictions indicate that the following transactions are prohibited for Covered Persons who possess Material Non-Public information:

-	The purchase, or offer to purchase, of WIHN Securities,
-	The sale of, or offer to sell, WIHN Securities, including the sale of WIHN Securities acquired through any of the following transactions:
o	the exercise of stock options;
o	the conversion of convertible securities;
o	the exercise of warrants; or
o	the exercise of rights in a rights offering,
-	the transfer of, or offer to transfer, WIHN Securities, including the transfer of WIHN Securities to a trust or a gift of WIHN Securities to a charitable organization.

These restrictions also apply to stock or other securities issued by any other company – such as customers, suppliers, financing partners, competitors or joint venture partners – if a Covered Person acquired or possesses Material Non-Public information relating to the other company in the course of his or her employment or affiliation with the Company.

These restrictions against Insider Trading are absolute. They apply even if the decision to trade is not based on such Material Non-Public information.

These restrictions remain in effect until the information ceases to be Non-Public or until the information, although Non-Public, ceases to be Material.

Any Covered Person who has questions as to whether information is Material and/or Non-Public shall either promptly get in touch with the contact details mentioned in Section 10 for guidance or assume that the information is Material and/or Non-Public.

5.	Blackout Periods

Covered Persons are prohibited from trading in WIHN Securities during Blackout Periods, regardless of whether they actually possess Material Non-Public information.

There are two regular blackout periods with respect to trading per year (each, a “Bi-Annual Blackout Period”). The first Bi-Annual Blackout Period begins at 12:01 a.m. Swiss Time zone two weeks before the 1st day of the seventh month of WIHN’s fiscal year (i.e. 12:01 a.m. Swiss Time zone on each June 16) and ends at 11:59 p.m. Swiss Time zone after the close of trading on the second full Trading Day following the later of: (i) the public dissemination by WIHN of its half-yearly financial results by press release, or (ii) the public dissemination by SEALSQ Corp. (“SEALSQ”), a direct subsidiary of WIHN and a company publicly listed on NASDAQ, of its half-yearly financial results by press release. The second Bi-Annual Blackout Period begins at 12:01 a.m. Swiss Time zone two weeks before the 1st day of the first month of WIHN’s next fiscal year (i.e. 12:01 a.m. Swiss Time zone on each December 17) and ends at 11:59 p.m. Swiss Time zone after the close of trading on the second full Trading Day following the later of: (i) the public dissemination by WIHN of its annual financial results by press release, or (ii) the public dissemination by SEALSQ of its annual financial results by press release.

In addition to the Bi-Annual Blackout Periods, the Company may, at any time and from time to time, inform any Covered Person that he or she, is subject to a designated blackout period due to such person’s involvement in or knowledge of a particular matter (a “Designated Blackout Period”, and together with a Bi-Annual Blackout Periods, a “Blackout Period”). The existence of a Designated Blackout Period will not be announced other than to those who are subject to it. Any Covered Person made aware of the existence of a Designated Blackout Period should not disclose the existence of such blackout for any reason.

Covered Persons are prohibited from trading in WIHN Securities during Bi-Annual Blackout Period, as well as during the Designated Blackout Period, until they receive further written notice of clearance.

For clarity, the aforementioned restrictions indicate that the following transactions are prohibited for Covered Persons during any Blackout Period:

-	The purchase of WIHN Securities,
-	The sale of WIHN Securities, including the sale of WIHN Securities acquired through any of the following transactions:
o	the exercise of stock options;
o	the conversion of convertible securities;
o	the exercise of warrants; or
o	the exercise of rights in a rights offering,
-	the transfer of WIHN Securities, including the transfer of WIHN Securities to a trust or a gift of WIHN Securities to a charitable organization.

It is important to keep in mind that, even if a Blackout Period is not in effect, the prohibition on trading on Material Non-Public information continues to apply at all times.

6.	Insider Lists

WIHN may create and maintain Insider Lists (as defined below) for specific projects or sensitive situations involving Material Non-Public Information.

Such Insider Lists is a confidential register identifying all individuals with access to Insider Information for specific projects or sensitive situations, that will include, at a minimum: (i) a description of the project or circumstance giving rise to the Insider Information, (ii) the full identity and contact details of each person with access, (iii) the reason for each person’s inclusion, (iv) the dates when individuals were informed and became insiders.

These Insider Lists shall be kept continuously updated and securely stored. WIHN reserves the right to disclose such Insider Lists to regulatory authorities, prosecutors, or stock exchanges at any time, in connection with or independent of any formal investigation or legal proceedings.

7.	Prohibited Transactions

Covered Persons are prohibited from engaging in the following transactions in WIHN Securities unless advance written approval is obtained from the Company:

(a) Short sales. Covered Persons may not sell WIHN Securities short;

(b) Options trading. Covered Persons may not buy or sell puts or calls or other derivative securities on the WIHN Securities;

(c) Trading on margin or pledging. Covered Persons may not hold WIHN Securities in a margin account or pledge WIHN Securities as collateral for a loan; and

(d) Hedging. Covered Persons may not enter into hedging or monetization transactions or similar arrangements with respect to WIHN Securities.

8.	Post-Termination Transactions

This Policy continues to apply to transactions in WIHN Securities even after termination of service to the Company, if an individual is in possession of Material Non-Public Information when their service terminates. In this case, the individual may not trade in WIHN Securities until that information is no longer Material Non-Public Information.

9.	Penalties for Violations

The purchase or sale of WIHN Securities while aware of Material Non-Public information, or the disclosure of Material Non-Public information to others who then trade in WIHN Securities, is strictly prohibited under applicable laws

Under United States federal and state laws, such conduct may resul in sever penalties, including criminal fines, civil penalties and civil enforcement injunctions. Given the severity of the potential penalties, compliance with this Policy is absolutely mandatory. The SEC takes the position that these laws apply to all transactions in stock and other securities of companies listed for trading in the United States - including American Depositary Shares (ADSs) of WIHN - whether or not the actual trades take place in the United States.

Under Swiss law, Articles 142 and 143 FinMIA prohibit the unlawful use or disclosure of insider information and the manipulation of securities prices. Specifically:

•	Article 142 FinMIA prohibits any person who knows or should know they possess insider information from using it to trade, disclosing it to others, or recommending trading based on that information.
•	Article 143 FinMIA prohibits the dissemination of false or misleading information, or the execution of trades or orders, that are intended to give deceptive signals about the supply, demand, or price of securities traded on a Swiss trading venue.

The corresponding penal provisions in Articles 154 and 155 FinMIA impose criminal liability on individuals who commit such offenses. Persons in privileged positions - such as directors, executives, or significant shareholders - who unlawfully exploit insider information or disclose it to others may face custodial sentences of up to five years and substantial monetary fines, especially where the unlawful advantage exceeds CHF 1,000,000. Similar sanctions apply to those found guilty of price manipulation, including through the spread of false information or coordinated trading activity.

In addition to legal sanctions, violations of this Policy may trigger inquiries or sanctions under the applicable SIX Regulatory Framework

Given the severity of the potential penalties, compliance with this Policy is absolutely mandatory.

In addition, a Covered Person’s failure to comply with this Policy may subject the individual to Company-imposed sanctions, including dismissal for cause, whether or not the Covered Person’s failure to comply results in a violation of law.

10.	Contact Details

Any person who has a question about this Policy or its application to any proposed transaction may obtain additional guidance by contacting the following email address: legal@wisekey.com

ACKNOWLEDGMENT AND CERTIFICATION

The undersigned does hereby acknowledge receipt of the Policy. The undersigned has read and understands (or has had explained) such Policy and agrees to be governed by such Policy at all times in connection with the purchase and sale of securities and the confidentiality of nonpublic information.

__________________________________ (Signature)
__________________________________ (Please print name)
Date: ________________________

Annex A.

The following is a non-exhaustive list of information generally regarded as material. Please note that additional information not mentioned here may also be considered material depending on specific circumstances.

Some examples of information that ordinarily would be regarded as material are:

•	Significant transactions such as pending or proposed mergers, tender offers, acquisitions or dispositions.

•	Financial forecasts (especially earnings estimates).

•	Corporate restructurings.

•	Regulatory rulings.

•	Unanticipated changes in the level of sales, earnings or expenses or earnings that are not consistent with the consensus expectations of the investment community.

•	Material changes to previously filed financial statements

•	Credit rating changes.

•	Stock splits.

•	Stock dividends.

•	Stock buybacks.

•	Equity or debt offerings.

•	Management or key personnel changes.

•	Entry into or loss of a substantial contract not in the ordinary course of business.

•	Impending bankruptcy or the existence of severe liquidity problems.

•	Developments regarding significant litigation or government agency investigations;

•	Cybersecurity risks and incidents, including vulnerabilities and breaches;

•	Any other facts which might cause the Company’s financial results to be substantially affected.

Information may be material even if it is not directly about the Company — e.g., if the information is relevant to the Company or its products, business, or assets. Examples could include information that a primary business partner is going to increase dramatically the prices it charges to the Company, or information that a competitor has developed a product that will cause sales of the Company’s products to plummet.